Item 77C

Quaker Investment Trust ("Registrant")
Form N-SAR for the Six Months Ended June 30, 2009

Sub-Item 77C:  Matters submitted to a vote of security holders

Liquidation of Quaker Biotech Pharma-Healthcare Fund

A Special Meeting of Shareholders was held on April 3, 2009, to approve a proposal to liquidate and dissolve the Quaker Biotech Pharma-Healthcare Fund in accordance with the Plan of Liquidation and Dissolution approved by the Fund's Board of Trustees.  At its November 13, 2008 meeting, the Board discussed with Quaker Funds, Inc., the Fund’s adviser (the “Adviser”), the viability of the Fund.  The Adviser stated that it had concluded that the continued operation of the Fund was not economically feasible largely because there was a lack of demand in the market for a mutual fund as specialized as the Fund.  The Adviser explained that it had reviewed the following possible alternatives for the Fund: (i) continuation of the Fund with an increased marketing effort; (ii) the merger or sale of the Fund into a similar investment company; (iii) gradual liquidation of the Fund; and (iv) a prompt liquidation of the Fund.  The Adviser reported to the Trustees that it had considered the viability of each alternative and had concluded that a prompt liquidation of the Fund was the only realistic alternative consistent with the best interests of the shareholders of the Fund.  The Adviser was not confident that increased marketing efforts would sufficiently increase the Fund’s size.  The Adviser reported that it found the merger or sale of the Fund into a similar investment company would not be a realistic alternative because of the relatively small amount of assets under management in the Fund and the fact that the Adviser could not assure any potential merging or acquiring fund that the Fund’s assets would remain in the Fund.  Based upon the Adviser’s presentation and recommendation, the Board concluded that liquidation of the Fund was in the best interests of the Fund and its shareholders.

Shareholder Meeting Results (share amounts are not in thousands):

Affirmative       231,162 shares           53.49% of outstanding shares
Against            16,336 shares            3.78% of outstanding shares
Abstain            12,295 shares            2.84% of outstanding shares